Exhibit 99.1

Change in presentation currency – additional conversion information

In February 2018, Ardagh Group S.A. (the “Group”) announced that with effect from January 1, 2018 the Group will change the currency in which it presents its financial statements from euro to U.S. dollar. This is principally as a result of the Group’s assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance following the Group’s IPO on the New York Stock Exchange.

Consequently, selected unaudited financial information for the financial years ended December 31, 2017 and 2016 is provided in U.S. dollar for informational purposes in the attached appendix. The consolidated financial statements of Ardagh Group S.A. for the financial years ended December 31, 2017, 2016 and 2015, re-presented in U.S. dollar will be provided in due course.

About Ardagh Group

Ardagh Group (www.ardaghgroup.com) is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately $8.6 billion.

Non-GAAP Financial Measures

This release contains certain consolidated financial measures such as Adjusted EBITDA that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

March 28, 2018

Appendix

The change in presentation currency from euro to U.S. dollar in the consolidated financial statements of the Group, will be treated as a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and will be affected by the procedures outlined below, in accordance with the requirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”:

•	the consolidated statement of financial position will be translated at the foreign exchange rate at the balance sheet date;
•	the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows will be translated at an average exchange rate for the period;
•	Historical equity transactions will be translated at the foreign exchange rate on the date of transaction and subsequently carried at historical value;
•

Foreign exchange differences arising on translation to presentation currency will be recognized in other comprehensive income and all exchange rates used have been extracted from the Group’s underlying financial records.

The exchange rates used are as follows:

	Q1	Q2	Q3	Q4	Full Year
Year ended December 31, 2017
- Closing rate	1.0691	1.1412	1.1806	1.1993	1.1993
- Average rate	1.0631	1.0947	1.1655	1.1764	1.1249

Year ended December 31, 2016
- Closing rate	1.1385	1.1102	1.1161	1.0541	1.0541
- Average rate	1.0898	1.1314	1.1116	1.0914	1.1061

On a reported basis	Year ended/as at December 31, 2017
	Q1	Q2	Q3	Q4	Full Year
	US$'m	US$'m	US$'m	US$'m	US$'m
Revenue by Segment
Metal Packaging Europe	731	860	943	805	3,339
Metal Packaging Americas	431	475	513	512	1,931
Glass Packaging Europe	339	401	417	392	1,549
Glass Packaging North America	459	476	446	396	1,777
Total Revenue	1,960	2,212	2,319	2,105	8,596

Adjusted EBITDA by segment [1]:
Metal Packaging Europe	111	147	181	115	554
Metal Packaging Americas	48	74	75	68	265
Glass Packaging Europe	68	88	104	80	340
Glass Packaging North America	91	106	80	72	349
Total Adjusted EBITDA	318	415	440	335	1,508

1 Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not  a measurement of financial performance under IFRS and should not be considered an alternative to profit/(loss) as an indicator of operating performance or any other measure of performance derived in accordance with IFRS.

On a reported basis	Year ended/as at December 31, 2016
	Q1	Q2	Q3	Q4	Full Year
	US$'m	US$'m	US$'m	US$'m	US$'m
Revenue by Segment
Metal Packaging Europe	418	450	885	717	2,470
Metal Packaging Americas	99	94	498	477	1,168
Glass Packaging Europe	350	420	401	370	1,541
Glass Packaging North America	460	485	461	429	1,835
Total Revenue	1,327	1,449	2,245	1,993	7,014

Adjusted EBITDA by segment:
Metal Packaging Europe	64	77	156	107	404
Metal Packaging Americas	11	15	66	62	154
Glass Packaging Europe	69	89	98	72	328
Glass Packaging North America	93	108	101	93	395
Total Adjusted EBITDA	237	289	421	334	1,281

On a pro forma basis [2]	Year ended/as at December 31, 2016
	Q1	Q2	Q3	Q4	Full Year
	US$'m	US$'m	US$'m	US$'m	US$'m
Revenue by Segment
Metal Packaging Europe	740	886	885	717	3,228
Metal Packaging Americas	414	470	498	477	1,859
Glass Packaging Europe	350	420	401	370	1,541
Glass Packaging North America	460	485	461	429	1,835
Total Revenue	1,964	2,261	2,245	1,993	8,463

Adjusted EBITDA by segment:
Metal Packaging Europe	114	143	156	107	520
Metal Packaging Americas	42	62	66	62	232
Glass Packaging Europe	69	89	98	72	328
Glass Packaging North America	93	109	101	93	396
Total Adjusted EBITDA	318	403	421	334	1,476

2 On June 30, 2016, the Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (“the Beverage Can Acquisition”). Pro forma revenue and Adjusted EBITDA for the year ended December 31, 2016 is presented as if the Beverage Can Acquisition had occurred on 1 January 2016.